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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 10)

                              PRESERVER GROUP, INC.
                    (FORMERLY KNOWN AS MOTOR CLUB OF AMERICA)
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   619823 10 7
                                 (CUSIP NUMBER)

                             William E. Lobeck, Jr.
                               1132 S. Lewis Ave.
                              Tulsa, OK 74104-3906
                                 (918) 585-5129

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 March 27, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box /_/

         NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.



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                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  619823107                   Page 2 OF 12
--------------------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Archer McWhorter
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *            (a) /X/
                                                                         (b) /_/

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                /_/

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  0
         SHARES          -------------------------------------------------------
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY
    REPORTING PERSON              896,890
          WITH           -------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER

                                  0
                         -------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  896,890
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           896,890
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                                /_/

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           37.4%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON *

           IN
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  619823107                   Page 3 OF 12
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Sleepy Lagoon Limited
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *            (a) /X/
                                                                         (b) /_/

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                /_/

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  201,819
         SHARES          -------------------------------------------------------
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY
    REPORTING PERSON              393,436
          WITH           -------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER

                                  201,819
                         -------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  393,436
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           595,255
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                                /_/

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           25.6 %
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON *

           PN
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  619823107                   Page 4 OF 12
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Gail McWhorter - S.S. No. ###-##-####
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *            (a) /X/
                                                                         (b) /_/

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                /_/

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  0
         SHARES          -------------------------------------------------------
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY
    REPORTING PERSON              2,000
          WITH           -------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER

                                  0
                         -------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  2,000
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,000
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                                /_/

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.14%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON *

           IN
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  619823107                   Page 5 OF 12
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Alvin E. Swanner
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *            (a) /X/
                                                                         (b) /_/

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                /_/

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  0
         SHARES          -------------------------------------------------------
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY
    REPORTING PERSON              896,884
         WITH            -------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER

                                  0
                         -------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  896,884
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           896,884
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                                /_/

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           38.6 %
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON *

           IN
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  619823107                   Page 6 OF 12
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Brion Properties, a Louisiana Partnership in commendam
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *            (a) /X/
                                                                         (b) /_/

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                /_/

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           LOUISIANA
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  201,818
         SHARES          -------------------------------------------------------
      BENEFICIALLY        8       SHARED VOTING POWER
       OWNED BY
   REPORTING PERSON               393,431
         WITH            -------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER

                                  201,818
                         -------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  393,431
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           595,249
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                                /_/

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           25.6%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON *

           PN
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  619823107                   Page 7 OF 12
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           William E. Lobeck, Jr.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *            (a) /X/
                                                                         (b) /_/

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                /_/

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.

--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  193,767
         SHARES          -------------------------------------------------------
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY
    REPORTING PERSON              309,268
          WITH           -------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER

                                  193,767
                         -------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  309,268
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           503,035
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                                /_/

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           21.6%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON *

           IN
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  619823107                   Page 8 OF 12
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Kathryn L. Taylor
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *            (a) /X/
                                                                         (b) /_/

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                /_/

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  0
         SHARES          -------------------------------------------------------
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY
    REPORTING PERSON              21,665
          WITH           -------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER

                                  0
                         -------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  21,665
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           21,665
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                                /_/

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.5%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON *

           IN
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  619823107                   Page 9 OF 12
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Preserver Group Acquisition Corp.,
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *           (a) /X/
                                                                        (b) /_/

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           AF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                /_/

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           New Jersey
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  0
         SHARES          -------------------------------------------------------
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY
    REPORTING PERSON              1,723,070
          WITH           -------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER

                                  0
                         -------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  1,723,070
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,723,070
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                                /_/

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           81.1%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON *

           CO
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

         The persons signing this Schedule 13D Amendment 10 (collectively the "REPORTING PERSONS") hereby amend the statement on Schedule 13D as previously amended (collectively, the "SCHEDULE 13D"), with respect to their beneficial ownership of Common Stock par value $.50 of Preserver Group Inc. (formerly known as Motor Club of America), a New Jersey corporation (the "ISSUER or the "COMPANY"). Capitalized terms not otherwise defined shall have the meaning ascribed to them in Amendment 3.

ITEM 1.  SECURITY AND ISSUER.

         Common Stock, par value $.50 per share, of the Issuer having principal executive offices at 95 Route 17 South, Paramus, New Jersey 07653.

ITEM 2.  IDENTITY AND BACKGROUND.

         No change, except that the Reporting Persons have caused to be formed Preserver Group Acquisition Corp., as a newly-incorporated New Jersey corporation organized for purposes of the Merger ("PGAC"). Subsequent to the Offer, and on or before March 27, 2002, the Reporting Persons contributed to PGAC all of the 1,022,870 shares of common stock and 700,200 shares of non-voting preferred stock of the Company owned by them and received the same number and kind of shares of PGAC. As a result, prior to the Merger PGAC now owns approximately 81% of the Company's outstanding shares of capital stock and approximately 72% of the outstanding shares of common stock of the Company and PGAC is wholly owned by the Reporting Persons. PGAC has not conducted any business other than in connection with the proposed Merger and PGAC will disappear in the Merger. The principal executive offices of PGAC are located at 95 Route 17 South, Paramus, New Jersey 07653 and its telephone number is (201) 291-2000. PGAC has not been convicted in any legal proceedings, been a party to any civil proceeding of a judicial or administrative nature or subject to any judgment, decree or order.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No change, except that the Reporting Persons contributed to PGAC all of the 1,022,870 shares of common stock and 700,200 shares of non-voting preferred stock of the Company owned by them and received the same number and kind of shares of PGAC.

ITEM 4.  PURPOSE OF TRANSACTIONS

         No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         No change, in that as previously disclosed in the Offer, in the second-step of the transaction, which is the Merger, all shareholders (other than PGAC and shareholders who have properly demanded appraisal rights) who did not tender their shares in the Offer will receive $7.75 in cash per share, the same price paid for shares tendered in the Offer. All shares of the Company owned by PGAC will be cancelled without any consideration. Each share of common stock and non-voting preferred stock of PGAC held by the Reporting Persons will be converted into shares of the common stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons and the Issuer entered into Amendment
No. 1 to Agreement for Self-Tender, Financing and Second-Step Merger dated January 14, 2002, and, pursuant to the Loan Facility dated January 14, 2002 among Archer McWhorter, Alvin E. Swanner and Issuer, the Issuer executed a Convertible Grid Promissory Note dated February 28, 2002 payable to Sleepy Lagoon, Ltd. and Brion Properties by which they loaned $5,426,550 to the Issuer, which was deposited with First Union National Bank to pay for the

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shares of Issuer Common Stock tendered pursuant to the Issuer Self-Tender
Offer. On March 18, 2002, the $5,426,550 loan was converted at $7.75 per share into 700,200 shares of non-voting series A preferred stock.

         Under New Jersey law and the Company's charter, the affirmative vote of a majority of the Company's issued and outstanding common stock is required to approve the amendment to the Company's certificate of incorporation and the affirmative vote of two-thirds of the issued and outstanding common stock is required to approve and adopt the Certificate and Plan of Merger by which PGAC will be merged into the Company and the Reporting Persons become the sole shareholders of the Company. The Reporting Persons own approximately 72% of the common stock of the Company, more than the two-thirds required to approve the Merger. Under NJBCA Section 14A:5(6)(2), except as otherwise provided in a company's certificate of incorporation, any action by the shareholders (other than the annual election of directors) may be taken without a meeting, without prior notice and without a vote, upon the written consent of shareholders who would have been entitled to cast the minimum number of votes which would be necessary to authorize such action at a meeting at which all shareholders entitled to vote thereon were present and voting (e.g., the majority and two-thirds, respectively). The Reporting Persons by such a written consent dated March 27, 2002, approved the amendment to the Company's certificate of incorporation and the Merger. Accordingly, all necessary corporate approvals required of the shareholders of the Company to approve the amendment to the Company's certificate of incorporation and the Merger have been obtained and no consent is required of or being solicited from any other shareholder.

         Upon or prior to the effective date of the Merger, Archer McWhorter and Alvin E. Swanner will loan to the Company which in turn will make available to First Union National Bank, as paying agent (the "Paying Agent") for the remaining public holders of record of the Company's shares, the aggregate amount of cash to be paid in the Merger, namely $3,110,153 or $7.75 per share for the 401,310 shares of common stock not held by the Reporting Persons. A letter of transmittal will be sent to all Company shareholders under separate cover. The letter of transmittal will advise the Company shareholders other than the Reporting Persons of the procedures for surrendering to the Paying Agent certificates evidencing their shares in exchange for $7.75 per share, in cash, without interest. All certificates so surrendered will be cancelled. Upon consummation of the Merger and the proper surrender of a certificate evidencing shares, together with a duly executed letter of transmittal, such surrendering shareholders will receive $7.75 in cash per share, without interest

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Issuer Schedule 14C Information Statement dated March 28, 2002 incorporated by reference.

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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ARCHER MCWHORTER


Dated As of March 27,  2002            /s/ Archer McWhorter
                                       -----------------------------------------


                                       SLEEPY LAGOON LTD.


Dated As of March 27,  2002            By: /s/ Archer McWhorter
                                          --------------------------------------
                                       Name: Archer McWhorter
                                       Title: General Partner


                                       GAIL MCWHORTER

Dated As of March 27,  2002            /s/ Gail McWhorter
                                       -----------------------------------------


                                       ALVIN E. SWANNER


Dated As of March 27,  2002            /s/ Alvin E. Swanner
                                       -----------------------------------------


                                       BRION PROPERTIES, a Louisiana partnership in commendam.

Dated As of  March 27,  2002           By:  /s/ Alvin E. Swanner
                                           -------------------------------------
                                       Name:  Alvin E. Swanner
                                       Title: General Partner


                                       WILLIAM E. LOBECK

Dated As of March 27,  2002            /s/ William E. Lobeck
                                       -----------------------------------------


                                       KATHRYN L. TAYLOR


Dated As of March 27,  2002            /s/ Kathryn L. Taylor
                                       -----------------------------------------


                                       Preserver Group Acquisition Corp.


Dated As of March 27,  2002            By: /s/ Archer McWhorter
                                          --------------------------------------


                                       Name: Archer McWhorter
                                            ------------------------------------
                                       Title: Authorized  Signatory